Mail Stop 3561

March 30, 2007

Mr. Kim Boyce
President and Director
Reflect Scientific, Inc.
1270 South 1380 West
Orem, UT 84058

> **Re:**   **Reflect Scientific, Inc.**
> **Form 10-QSB for the fiscal quarter ended September 30, 2006**
> **File No. 000-31377**

Dear Mr. Boyce:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed April 7, 2006

1. We reviewed your response to our prior comment two regarding the financial statement requirements of your transaction with JM SciTech LLC. The calculation you provided to satisfy the significance test of Item 310(c)(2)(i) of Regulation S-B does not appear to be consistent with the guidance therein. This test provides for the comparison of your investment in the acquiree (i.e. consideration of $590,000) to your total assets at December 31, 2005 (i.e. $1,145,723). Based on this test alone, the acquisition appears to be significant at a level in excess of 50%, thus audited financial statements for the two most recent fiscal years and unaudited interim periods (see Item 310(b) of Regulation S-B) must be provided. Accordingly, please amend your Form 8-K to include required

financial statements for the JM SciTech LLC transaction or tell us why such financial statements are not required.

Form 8-K/A filed September 14, 2006

2. Please amend your Form 8-K to include interim pre-acquisition financial statements of Cryomaster (i.e. for the quarter ended March 31, 2006) in accordance with Item 310(c) of Regulation S-B or tell us why such financial statements are not required.

Form 10-QSB for the Quarter Ended September 30, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Acquisitions, page 7

3. We reviewed your response to our prior comments three and four. Your response did not satisfy the minimum disclosure requirements related to your transactions with Cryomastor and JM SciTech LLC, thus the comment will be reissued. Please revise your notes to address each of the following, as applicable, for each transaction:
    *   provide a tabular presentation of the assets acquired, liabilities assumed and the consideration paid (purchase price allocation), pro forma information and the minimum required disclosures of SFAS 141 (see paragraphs 51 through 57);
    *   disclose how you have accounted for the acquisition (e.g. purchase accounting);
    *   disclose how you determined the value of the stock issued and related cost of the acquired entity;
    *   disclose any contingent consideration to be paid in the acquisitions, your intended accounting treatment and its impact on your financial statements;
    *   disclose the nature of each intangible asset (i.e. patents, customer lists, freezer prototype, etc.) acquired;
    *   disclose how you arrived at the value assigned to each intangible asset and discuss the basis for determining the values assigned;
    *   disclose how you determined the estimated useful life of each intangible asset;
    *   disclose how you allocated purchase price to in-process research and development (e.g. research projects in process);
    *   provide disclosures required by SFAS 142, paragraph 44 and 45;

- revise your MD&A to discuss the importance of the intangible assets acquired and its impact on your operations.

Form 8-K filed November 16, 2006

4. Please amend your filing to include financial statements and pro forma information required by Items 310(c) and (d) of Regulation S-B related to the acquisition Image Labs International or tell us you believe such information is not required to be filed. Also tell us if you have satisfied this acquisition's condition of closing as detailed in Section 6.10 of the Agreement and Plan of Merger (Exhibit 2).

Form 8-K filed November 22, 2006

5. Please amend your filing to include financial statements and pro forma information required by Items 310(c) and (d) of Regulation S-B related to the acquisition All Temp Engineering, Inc. or tell us you believe such information is not required to be filed.

Other Exchange Act Reports

6. Please revise your Exchange Act reports to comply with the comments above, as applicable

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies